EXHIBIT 2

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Certificate to Provide for the Designation, Preferences,
Rights, Qualifications, Limitations or
Restrictions Thereof, of the Series B Preferred Stock,
15% Redeemable Convertible Series

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     Williams Controls, Inc., a Delaware corporation (the “Corporation”), hereby certifies that pursuant to the authority vested in the Board of Directors of the Corporation by the provisions of its Certificate of Incorporation, and by the provisions of Section 151 of The General Corporation Law of the State of Delaware, the Board of Directors adopted the following resolution:

RESOLVED, there is hereby created a series of preferred stock, $.01 par value, of the Corporation, consisting of 150,000 shares of the authorized, but unissued preferred stock and designated the “Series B Preferred Stock” (hereinafter referred to as the “Series B”); and that to the extent that the terms, relative rights, preferences, qualifications and limitations of the Series B are not fixed and determined by the Certificate of Incorporation of the Corporation, as amended, they hereby are fixed and determined as set forth in Attachment A attached hereto.

I, being the duly authorized officer of the Corporation, do hereby certify under penalty of perjury that the foregoing resolution amending the Williams Controls, Inc. Certificate of Incorporation to provide for the designation, preferences, rights, qualifications, limitations or restrictions thereof, of the Series B Preferred Stock, 15% Redeemable Convertible Series is the act and deed of the Corporation and that the facts stated herein are true and, accordingly, have hereunto set my hand this 1st day of July, 2002.

/s/ Dennis Bunday Chief Financial Officer, Williams Controls, Inc.

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Certificate to Provide for the Designation, Preferences,
Rights, Qualifications, Limitations or Restrictions Thereof,
of the Series B Preferred Stock,
15% Redeemable Convertible Series

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SECTION 1. DESIGNATION, PAR VALUE AND NUMBER. 150,000 shares of authorized preferred stock of the Corporation are hereby constituted as a series of preferred stock, having a par value of $0.01 per share, designated as “Series B Preferred Stock, 15% Redeemable Convertible Series” hereinafter called “Series B”. In accordance with the terms hereof, each share of Series B shall have the same relative rights as and be identical in all respects with each other share of Series B.

SECTION 2. DIVIDENDS

     (a)  Cumulative Dividends. When and as declared by the Corporation’s Board of Directors and to the extent permitted under the General Corporation Law of State of Delaware, the Corporation shall pay preferential dividends in cash to the holders of shares of Series B as provided in this Section 2. Except as otherwise provided herein, cumulative preferential dividends on each share of Series B shall accrue on a daily basis at the rate of 15% per annum (the “Dividend Rate”) on the sum of $100 plus accumulated and unpaid dividends thereon from and including the date of issuance of such share to and including the first to occur of (i) the date on which the amount payable pursuant to Section 10(a) on such share is paid to the holder thereof in connection with the liquidation of the Corporation, (ii) the date on which such share is converted into shares of Conversion Stock (as defined below) as provided herein, (iii) the date on which such share is redeemed by the Corporation as provided herein or (iv) the date on which such share is otherwise acquired by the Corporation. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The date on which the Corporation initially issues any share shall be deemed to be its “date of issuance” regardless of the number of times transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such share. “Conversion Stock” means shares of the Corporation’s Common Stock, par value $.01 per share; provided, that if there is a change such that the securities issuable upon conversion of the Series B are issued by an entity other than the Corporation or there is a change in the type or class of securities so issuable, then the term “Conversion Stock” shall mean one share of the security issuable upon conversion of the Series B if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

     (b)  Dividend Reference Dates. To the extent not paid on January 2, April 1, July 1 and October 1 of each year, beginning October 1, 2002 (the “Dividend Reference Dates”), all dividends which have accrued on each share of Series B outstanding during the three-month period (or other period in the case of the initial Dividend Reference Date) ending upon each such Dividend Reference Date (each such period, a “Dividend Period”) shall be accumulated and shall remain accumulated dividends with respect to such share until paid to the holder thereof.

     (c)  Adjustment of Dividend Rate. Upon the occurrence of certain events described below, the Dividend Rate for each share of Series B outstanding shall be adjusted as follows:

(i)	in the event the Corporation fails to pay any amounts due American Industrial Partners Capital Fund III, L.P. (“AIP”) or any of its affiliates (a “Payment Default”) under the terms of any agreement with AIP or any of its affiliates (including without limitation that certain Series B Preferred Stock Purchase Agreement, dated as of May 31, 2002, by and among the Corporation, AIP and certain other investors (the “Purchase Agreement”)), and such Payment Default is not cured within thirty days, then the Dividend Rate will increase by five percent for any Dividend Period during which such Payment Default exists at any time, and for the first Dividend Period commencing after the date on which such Payment Default is cured; and

(ii)	in the event that any of the following occur, the Dividend Rate shall be increased by five percent, effective as of the date of issuance of such share of Series B: (A) less than $10,000,000 of the Corporation’s net operating loss was available for use without restriction pursuant to Section 382 of the Internal Revenue Code (“Section 382”) immediately after the date of the closing of the transactions contemplated by the Purchase Agreement (the “Funding Date”), (B) if during the period of time beginning on the Funding Date and ending on the close of business on September 30, 2004 (the “Applicable Period”) the Corporation shall have deducted in the aggregate, for federal income tax purposes, less than $5,800,000 of Additional Deductions (as defined below) in connection with its investment in Ajay Sports, Inc. and Proactive Acquisition Corp., (C) more than $3,500,000 of Excess Liabilities (as defined below) (x) have collectively either been paid by the Corporation after March 31, 2002 or are on the Corporation’s balance sheet as of September 30, 2004, or (y) have collectively either been paid by the Corporation after March 31, 2002 or are on the Corporation’s balance sheet as of the last day of the fiscal quarter immediately preceding a Change of Control (as defined below), or (D) the average of the sum of the Corporation’s pre-tax net income, plus interest expense, plus depreciation and amortization (“EBITDA”), each calculated based on the Corporation’s audited financial statements made in accordance with U.S. generally acceptable accounting principles (“GAAP”) for the two fiscal years beginning after the Funding Date is less than $7,000,000.

“Additional Deduction” means a loss or deduction (collectively, “loss”) that is deductible against the ordinary income of the Corporation, without regard to any loss or limitation of deductibility caused by the application of Section 382 of the Internal Revenue Code. “Excess Liabilities” means, without duplication, (1) trade payables, accrued expenses and other obligations of the Corporation’s discontinued operations including AgroTek Williams, Inc., GeoFocus, Inc., Hardee Williams, Inc., Kenco Williams, Inc., Premier Plastics Technologies, Techwood Williams, Inc., Waccamaw Wheel Williams, Inc., Williams Technologies, Inc., and Williams World Trade, Inc., (2) any monetary obligations related to Ed Cicotte, Coyote Engineering Inc. or any of their respective affiliates, (3) vendor interest and the 1999 Catepillar Inc. invoice settlement of Williams Controls Industries, Inc. included in the Corporation’s balance sheet as of March 31, 2002, (4) environmental liabilities in excess of $1,500,000 of the Corporation or any of its subsidiaries, and (5) any other specific liability (excluding ordinary course working capital liabilities) related to events or facts which occurred prior to the Funding Date (whether or not such liability arise prior to the Funding Date) which was not a component (or is in excess of the amount of such component) of the amount set forth on the face (as opposed to in the footnotes) of the Corporation’s balance sheet as of March 31, 2002 (whether or not such liability was required to be a component of the amount set forth on such balance sheet). A “Change of Control” means any transaction, whether in a single transaction or series of related transactions, pursuant to which a person or group of related persons (other than AIP or any of its affiliates) (x) acquires, whether by merger, stock purchase, recapitalization, redemption, issuance of capital stock or otherwise, more than fifty percent of the shares of Common Stock (as defined below) outstanding on a “fully diluted basis”, or (y) acquires assets constituting all or substantially all of the assets of the Corporation and its subsidiaries. “Common Stock” means, collectively, the Corporation’s Common Stock, par value $.01 per share, and any capital stock of any class of the Corporation hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation. “Fully diluted basis” means, as of any date of determination, the number of shares of Common Stock outstanding plus (without duplication) all shares of Common Stock issuable, whether at such time or upon the passage of time or the occurrence of future events, upon the exercise, conversion or exchange of all then-outstanding rights, warrants, options, convertible securities, or exchangeable securities or indebtedness, or other rights, exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock or securities exercisable for or convertible or exchangeable into Common Stock.

     (d)  Participating Dividends. In the event that the Corporation declares or pays any dividends upon the Common Stock (whether payable in cash, securities or other property), the Corporation shall also declare and pay to the holders of the Series B at the same time that it declares and pays such dividends to the holders of the Common Stock, the dividends which would have been declared and paid with respect to the Common Stock issuable upon conversion of the Series B had all of the outstanding Series B been converted pursuant to Section 4 immediately prior to the record date for such dividend, or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

     (e)  Distribution of Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Series B, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued but unpaid dividends on the shares held by each such holder.

SECTION 3. PRIORITY. All shares of the Series B shall rank on a parity with each other and shall be senior to the Corporation’s Series A Preferred Stock, 7 1/2% Redeemable Convertible Series (the “Series A”), the Corporation’s Series A-1 Preferred Stock, Non-Redeemable Convertible Series (the “Series A-1”), the Common Stock of the Corporation, and any other class or series of stock of the Corporation hereafter created by the Board of Directors (in accordance with Section 8(b)) the terms of which do not expressly provide that it ranks on parity with or senior to the Series B, in all cases as to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation.

SECTION 4. VOLUNTARY CONVERSION RIGHTS.

     (a)  Voluntary Conversion. Each holder of shares of Series B shall have the right, at any time and from time to time, at the holder’s option, to convert all or any portion of such holder’s shares of Series B into a number of validly issued, fully paid and non-assessable shares of Conversion Stock of the Corporation computed by multiplying the number of shares to be converted by the sum of $100 per share plus accrued and unpaid dividends on such share (the “Liquidation Preference”), and dividing the result by the Conversion Price (as defined below) in effect at the time of conversion. The initial Conversion Price is $0.85; provided, however, that notwithstanding the foregoing, the holders of shares of Series B shall have the right upon the occurrence of a Change of Control on or after the third anniversary of the Funding Date (“Third Anniversary”) to convert the Liquidation Preference of their shares of Series B into a number of shares of Conversion Stock at a conversion price equal to the lesser of (i) the Conversion Price then in effect, and (ii) the price per share of Conversion Stock as valued in the Change of Control (which value shall not be subject to reduction for any escrow or other expenses payable by the holders of the Conversion Stock under the terms of the event underlying the Change of Control); provided, further, however, upon the occurrence of a Change of Control before the Third Anniversary, the Conversion Price shall be adjusted so that the holders of shares of Series B have the right to convert the Liquidation

Preference of their shares of Series B into a number of shares of Conversion Stock equal to the number of shares of Conversion Stock they would have received using the Conversion Price in effect immediately prior to the Change of Control had the Change of Control occurred on the Third Anniversary and had dividends accrued at the rate in effect on the date of the Change of Control until the Third Anniversary. The “Conversion Price” means the initial Conversion Price as adjusted from time to time pursuant to Section 6 below.

     (b)  Method of Voluntary Conversion. In order to voluntarily convert shares of the Series B into Conversion Stock, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed in blank at the principal office of the Corporation or its transfer agent, if any, or at such other office or offices, located in the United States as the Board of Directors may designate by written notice to all holders of Series B shares, and give written notice to the Corporation at said office that the holder elects to convert said shares of Series B. Shares of the Series B shall be deemed to have been converted as of the date (hereinafter called the “Conversion Date”) of receipt by the Corporation of the surrender of such shares for conversion as provided above, and the person or persons entitled to receive the Conversion Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Conversion Stock on such date.

     (c)  Deliveries. As soon as practicable on or after the Conversion Date but in no event more than five business days thereafter, the Corporation will deliver by Federal Express or other nationally recognized overnight delivery service to the address of the holders who submitted the Series B for conversion: (i) a certificate or certificates for the number of full shares of Conversion Stock issuable upon such conversion in such name or names and such denomination or denominations as the converting holder has specified, (ii) payment of the amount payable under Section 7(e) with respect to such conversion, and (iii) a certificate representing any shares of Series B which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.

SECTION 5. FORCED CONVERSION RIGHTS. The Corporation shall have the right in its sole discretion to force conversion of all of the shares of Series B into a number of validly issued, fully paid and non-assessable shares of Conversion Stock of the Corporation computed by multiplying the number of shares to be converted by the amount of the Liquidation Preference thereof and dividing the result by the Conversion Price in effect at the time of conversion at any time after the Third Anniversary so long as all shares of Series A, all shares of Series A-1 and all shares of any other class or series of preferred stock subordinate to the Series B have been converted or redeemed or are being converted or redeemed concurrently with the conversion of the Series B; provided, that (i) on the day the Corporation gives the holders of the Series B notice of forced conversion (the “Forced Conversion Notice Date”) and on the Forced Conversion Date (as defined below), the Conversion Stock issuable upon conversion has been registered pursuant to the Securities Act of 1933, as amended, and such registration is then currently effective; (ii) the average weekly closing bid price of the Conversion Stock as listed on the over the counter bulletin board (the “OTC Bulletin Board”) or wherever the Corporation’s Conversion Stock then trades for each of twenty-six consecutive weeks (the “Test Period”), with the last day of the Test Period no more than ten days prior to the Forced Conversion Notice Date, is greater than or equal to 200% of the Conversion Price; (iii) each of the Corporation’s audited EBITDA for the most recently-ended fiscal year end and the Corporation’s EBITDA for the twelve month period ending on the last date of the last month preceding the Forced Conversion Notice Date exceed $12,000,000; and (iv) the average weekly trading volume of the Conversion Stock for the Test Period exceeds 2% of the shares of Conversion Stock then outstanding. Any notice of forced conversion must be given to all holders no less than thirty days nor more than forty-five days prior to the date set forth for conversion (the “Forced Conversion Date”). The Forced Conversion Date shall be postponed for a period of up to twenty-four months if the holders of a majority of the shares of Series B then outstanding agree to waive all dividends on such shares during such period.

SECTION 6. ANTI-DILUTION ADJUSTMENTS. The Conversion Price shall be adjusted as follows:

     (a)  Amendment to the Certificate of Incorporation. In the case of any amendment to the Certificate of Incorporation of the Corporation to change the designation of the Conversion Stock or the rights, privileges, restrictions or conditions in respect to the Conversion Stock or division of the Conversion Stock, the Series B shall be adjusted so as to provide that upon conversion thereof the holder shall receive, in lieu of shares of Conversion Stock theretofore issuable upon such conversion, the kind and amount of shares, other securities, money and property receivable upon such designation, change or division by such holder had such holder converted such holder’s shares of Series B into Conversion Stock in accordance with Section 4 immediately prior to such designation, change or division. The Series B shall be deemed thereafter to provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this Section 6(a) shall apply in the same manner to successive reclassifications, changes, consolidations and mergers.

     (b)  Stock Splits; Stock Dividends. If the Corporation shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, or declare a dividend or make any other distribution upon the Common Stock payable in shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision or dividend or other distribution shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

     (c)  Issuance of Additional Securities. In case the Corporation shall issue or otherwise sell or distribute shares of Common Stock, or in accordance with Section 6(d) or 6(e) is deemed to have issued or otherwise sold or distributed any shares of Common Stock, for a consideration per share in cash or property at a price less than the then effective Conversion Price, the Conversion Price then in effect shall automatically be reduced by multiplying the then Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance, sale or distribution plus the number of shares of Common Stock which the aggregate consideration received or to be received by the Corporation for such issuance, sale or distribution (such consideration, if other than cash, as determined by the Board of Directors including a majority of the Directors who are not officers or employees of the Corporation or any of its subsidiaries, whose determination shall be conclusive and described in a resolution of the Board of Directors) would purchase at the then Conversion Price per share, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after giving effect to such issuance, sale or distribution. For the purposes of this clause (c), the number of outstanding shares of Common Stock shall be deemed to include the Common Stock issuable upon conversion of the Series A, the Series A-1, the Series B and any other securities or other rights convertible into Common Stock then outstanding.

     (d)  Issuance of Options, Warrants or Other Rights to Acquire Common Stock. If the Corporation in any manner grants or sells any options, warrants or other rights to acquire Common Stock and the price per share for which Common Stock is issuable upon the exercise of such options, warrants or other rights or upon conversion or exchange of any convertible securities issuable upon exercise of such options, warrants or other rights is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such options, warrants or rights, then the total maximum number of shares of Common Stock issuable upon the exercise of such options, warrants or rights or upon conversion or exchange of the total maximum amount of such convertible securities issuable upon the exercise of such options, warrants or rights shall be deemed to be outstanding and to have been issued and sold by the

Corporation at the time of the granting or sale of such options, warrants or rights for such price per share. For purposes of this clause (d), the “price per share for which Common Stock is issuable” shall be determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the granting or sale of such options, warrants or rights, plus the minimum aggregate amount of additional consideration payable to the Corporation upon exercise of all such options, warrants or rights, plus in the case of such options, warrants and rights which relate to convertible securities, the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the issuance or sale of such convertible securities and the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such options, warrants or rights or upon the conversion or exchange of all such convertible securities issuable upon the exercise of such options, warrants and rights. No further adjustment of the Conversion Price shall be made when convertible securities are actually issued upon the exercise of such options, warrants and rights or when Common Stock is actually issued upon the exercise of such options, warrants and rights or the conversion or exchange of such convertible securities.

     (e)  Issuance of Securities Convertible or Exchangeable into Common Stock. If the Corporation in any manner issues or sells any convertible securities and the price per share for which Common Stock is issuable upon conversion or exchange thereof is less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such convertible securities shall be deemed to be outstanding and to have been issued and sold by the Corporation at the time of the issuance or sale of such convertible securities for such price per share. For the purposes of this clause (e), the “price per share for which Common Stock is issuable” shall be determined by dividing (i) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such convertible securities. No further adjustment of the Conversion Price shall be made when Common Stock is actually issued upon the conversion or exchange of such convertible securities, and if any such issue or sale of such convertible securities is made upon exercise of any options, warrants and rights for which adjustments of the Conversion Price had been or are to be made pursuant to other provisions of this Section 6, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

     (f)  Change in Option Price or Conversion Rate; Expiration. If the purchase price provided for in any options, warrants or rights to acquire Common Stock, the additional consideration, if any, payable upon the conversion or exchange of any convertible securities or the rate at which any convertible securities are convertible into or exchangeable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be immediately adjusted to the Conversion Price which would have been in effect at such time had such options, warrants, rights to acquire Common Stock or convertible securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. Upon the expiration of any options, warrants or rights to acquire Common Stock for which an adjustment to the Conversion Price had been made, the Conversion Price in effect at the time of such expiration shall be immediately adjusted to the Conversion Price which would have been in effect at such time had such options, warrants or rights to acquire Common Stock been exercisable only for the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights to acquire Common Stock. Notwithstanding the foregoing, no adjustment under this clause (f) shall at any time cause the Conversion Price hereunder to be increased to an amount which exceeds the Conversion Price in effect on the applicable original adjustment date.

     (g)  Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any subsidiary thereof, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

     (h)  Certain Events. If any event occurs of the type contemplated by the provisions of this Section 6 but not expressly provided for by such provisions, then the Corporation’s Board of Directors shall make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of Series B; provided that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to this Section 6 or decrease the number of shares of Conversion Stock issuable upon conversion of each share of Series B.

     (i)  Exception. Notwithstanding anything herein to the contrary, no adjustment shall be made to the Conversion Price pursuant to this Section 6 upon the exercise of any options, warrants or other rights to purchase Common Stock outstanding as of the Funding Date, upon the issuance of shares of the Series A-1, upon the issuance of any dividends on securities outstanding as of the Funding Date or on the Series A-1, or upon conversion of the Series A, the Series A-1, the Series B or any securities or other rights convertible into Common Stock, which options, warrants, securities or other rights were outstanding as of the Funding Date. Notwithstanding anything herein to the contrary, no adjustment shall be made to the Conversion Price pursuant to this Section 6 for (i) any options, warrants or other rights to purchase Common Stock granted to officers, directors or employees of, or consultants to, the Corporation pursuant to a warrant, stock grant, option agreement or plan, purchase plan or other employee stock incentive program or agreement approved by the Board of Directors, or (ii) securities issued in connection with the acquisition by the Corporation of another business entity or majority ownership thereof approved by the Board of Directors.

SECTION 7. ADDITIONAL CONVERSION MATTERS.

     (a)  Recapitalization, Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation’s assets or other transaction, in each case which is effected in such a manner that the holders of Conversion Stock are entitled to receive (either directly or upon subsequent liquidation) with respect to or in exchange for Conversion Stock, shares of the Corporation’s stock or other securities (other than shares of Conversion Stock and other than securities for which an adjustment is otherwise provided in Section 6), stock or other securities of other persons, assets (excluding cash dividends) or options, warrants or rights (excluding options and warrants to purchase and rights to subscribe for Conversion Stock or other securities of the Corporation convertible into or exchangeable for Conversion Stock), is referred to herein as an “Organic Change”. Unless shares of Series B are converted to Conversion Stock prior to an Organic Change, then prior to the consummation of any such Organic Change, the Corporation shall make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series B then outstanding) to ensure that each of the holders of Series B shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder’s Series B, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Series B immediately prior to such Organic Change. In each such case, the Corporation shall also make appropriate provisions (in form and substance reasonably satisfactory to the holders of a majority of the Series B Preferred then outstanding) to insure that the provisions of this Certificate of Designation shall thereafter be applicable to the Series B (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Corporation, an immediate adjustment of the Conversion Price to the value for the Conversion Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of shares of Conversion Stock acquirable and receivable upon conversion of Series B, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger or sale). The Corporation shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the holders of a majority of the Series B then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire. For clarification purposes only, nothing in this Section 7(a) shall effect the right of a holder of Series B to convert such holder’s shares pursuant to Section 4.

     (b)  Record of Conversion Price. Whenever the shares of Common Stock or other types of securities or assets receivable upon conversion of the Series B shall be adjusted as provided in Section 6, the Corporation shall forthwith obtain and file with its corporate records a certificate or letter from a firm of independent public accountants of recognized standing (which may be the Corporation’s then independent certified public accountants) setting forth the computation and the adjusted number of shares of Common Stock or other securities or assets resulting from such adjustments, and a copy of such certificate or letter shall be mailed to the holders hereof. Any such certificate or letter shall be conclusive evidence as to the correctness of the adjustment or adjustments referred to therein and shall be available for inspection by any holders of the Series B on any day during normal business hours.

     (c)  Notice.

(i)	Immediately upon any adjustment of the Conversion Price, the Corporation shall give written notice thereof to all holders of Series B, setting forth in reasonable detail and certifying the calculation of such adjustment.

(ii)	The Corporation shall give written notice to all holders of Series B at least 20 days prior to the date on which the Corporation closes its books or takes a record (A) with respect to any dividend or distribution upon Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

(iii)	The Corporation shall also give written notice to the holders of Series B at least 20 days prior to the date on which any Organic Change shall take place.

     (d)  Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, for the purpose of effecting the conversion of the shares of the Series B, the full number of shares of Common Stock then deliverable upon the conversion of all shares of the Series B then outstanding.

     (e)  Fractional Shares. No fractional shares of Common Stock are to be issued upon conversion. The Corporation shall pay a cash adjustment out of surplus in respect to any fraction of a share which would otherwise be issuable, in an amount equal to the fair market value of the Common Stock which shall be the same fraction of the last price per share at which the Common Stock was sold on any principal stock exchange on which such stock is then listed or admitted to trading, prior to the opening of business on the conversion date, or if no sale of such stock takes place on such day on such exchange, the average of the closing bid and asked prices on such day as officially quoted on such exchange, or if such stock shall not at the time be listed or admitted to trading on any stock exchange, the average of the last bid and asked prices for such stock on such day in the OTC Bulletin Board prior to the opening of business on the conversion date, or, if the Common Stock is not then included in the OTC

Bulletin Board, as furnished by the National Quotation Bureau, Inc. or if such firm is not at the time engaged in the business of reporting such prices, as furnished by any firm then engaged in such business or by any member of the National Association of Securities Dealers, Inc., selected by the Corporation. If the Common Stock is not then publicly traded, fair market value shall be determined in good faith by the Corporation’s Board of Directors.

     (f)  Transfer Taxes. The Corporation will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of shares of the Series B pursuant hereto.

     (g)  Status of Common Stock. All Common Stock that may be issued upon conversion of the Series B will, upon issuance, be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

     (h)  Close of Books. The Corporation shall not close its books against the transfer of Series B or of Conversion Stock issued or issuable upon conversion of Series B in any manner which interferes with the timely conversion of Series B. The Corporation shall assist and cooperate with any holder of Shares required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Shares hereunder (including, without limitation, making any filings required to be made by the Corporation).

SECTION 8. VOTING.

     (a)  Election of Directors. In the election of directors of the Corporation, the holders of the Series B voting as a separate class to the exclusion of all other classes shall be entitled to elect a minimum majority of the directors to serve on the Corporation’s Board of Directors (which minimum majority shall initially be four (4) of seven (7) directors), until such directors’ successors are duly elected by the holders of the Series B or are removed from office by the holders of the Series B (the “Class B Directors”). If the number of Class B Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain, if possible, the equality of the number of Class B Directors in each class. If such equality is not possible, the increase or decrease shall be apportioned among the classes in such a way that the difference in the number of Class B Directors in any two classes shall not exceed one. In no case will a decrease in the number of Class B Directors shorten the term of any incumbent Class B Director. If the holders of the Series B for any reason fail to elect anyone to fill any such directorship, such position shall remain vacant until such time as the holders of the Series B elect a director to fill such position; provided, that in the interim, directors elected by the holders of Series B shall be entitled by resolution or vote to fill such directorship; provided further, that three of the initial Class B Directors shall be the individuals appointed to the Board of Directors as of the Funding Date by the Corporation’s Board of Directors at its meeting on June 26, 2002, namely (i) W. Richard Bingham, who will serve as a Class II director of the Corporation, (ii) Kirk R. Ferguson, who will serve as a Class I director of the Corporation, and (iii) R. Eugene Goodson, who will serve as a Class II director of the Corporation. The fourth initial Class B Director shall serve as a Class III director of the Corporation and shall be appointed or elected after the Funding Date. Until the second anniversary of the Funding Date, the holders of the Series B shall be entitled to vote together with the holders of Common Stock, Series A and Series A-1 on the election of the remaining directors as a single class with (i) each share of Common Stock entitled to one vote, (ii) each share of Series A entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of that certain Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions Thereof, of the Series A Preferred Stock, 7 1/2% Redeemable Convertible Series (the “Series A Designation”), (iii) each share of Series A-1 entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of that certain Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restrictions

Thereof, of the Series A-1 Preferred Stock, Non-Redeemable Convertible Series (the “Series A-1 Designation”), and (iv) each share of Series B entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 hereof, in all cases as of the record date of such vote or, if no record date is specified, as of the date of such vote. On and after the second anniversary of the Funding Date, the holders of the Series B shall not be entitled to vote together with the holders of the Common Stock, the Series A and the Series A-1 on the election of the remaining directors.

     (b)  Voting as a Separate Class. The Corporation shall not, without the consent of the holders of at least a majority of the shares of the Series B then outstanding, voting as a separate class to the exclusion of all other classes:

(i)	create, authorize or issue any stock ranking equal to or senior to the Series B as to dividends or distributions, or any obligation or security convertible into shares of any such senior stock;
(ii)	amend, alter, change, or repeal any of the express terms of the Series B; or
(iii)	pay any dividends to any holder of any class of capital stock of the Corporation.

     (c)  Other Voting Rights. The holders of the Series B shall be entitled to vote on all matters, other than those described above in clause (a) or (b) of this Section 8, in which holders of Common Stock, Series A and Series A-1 are entitled to vote, voting together with holders of the Common Stock, the Series A and the Series A-1 as a single class with (i) each share of Common Stock entitled to one vote, (ii) each share of Series A entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of the Series A Designation, (iii) each share of Series A-1 entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 of the Series A-1 Designation, and (iv) each share of Series B entitled to one vote for each share of Common Stock issuable upon conversion pursuant to Section 4 hereof, in all cases as of the record date of such vote or, if no record date is specified, as of the date of such vote. The holders of the Series B shall be entitled to receive all communications sent by the Corporation to the holders of Common Stock.

     (d)  Except as provided in Section 8(b) or by Delaware law, holders of shares of the Series B shall not be entitled to vote as a separate class.

SECTION 9. MANDATORY REDEMPTION.

     (a)  Mandatory Redemption. Except as provided in Section 9(e), on the first to occur of the seventh anniversary of the Funding Date and a Change of Control (or as soon as practical thereafter), the Corporation shall redeem all outstanding shares of Series B (i) in the case of redemption on the seventh anniversary of the Funding Date, at a price per share equal to the product of (x) 100%, and (y) the Liquidation Preference, and (ii) in the event of a Change of Control, at a price per share equal to the product of (x) 100% plus the then Dividend Rate, and (y) the Liquidation Preference (each such price shall be referred to as the “Redemption Price”).

     (b)  Notice of Redemption. The Corporation shall give written notice by certified mail, return receipt requested, postage prepaid to each holder of the Series B, at each such holder’s last address appearing on the books of the Corporation (but no failure to receive such a notice by any holder, so long as mailed in accordance with the provisions herein, shall affect the validity of the redemption of all shares of Series B) of a redemption (x) in the case of a redemption on the seventh anniversary of the Funding Date, not more than 60 nor less than 30 days prior to such seventh anniversary, and (y) in the event of a

Change of Control, promptly after the Corporation obtains knowledge that a Change of Control has occurred or is proposed to occur. Each notice of redemption of shares of the Series B shall state:

(i)	the redemption date (which in the event of a Change of Control, shall be not more than 30 nor less than 10 days after the date the Corporation sends the notice of redemption),
(ii)	the Redemption Price,
(iii)	the Conversion Price on the date of notice,
(iv)	the place or places where certificates for such shares of the Series B to be redeemed are to be surrendered for conversion or for payment of the Redemption Price, and
(v)	in the event of a Change of Control, a description of the material terms of the Change of Control.

     (c)  Conversion Prior to the Redemption. At any time prior to the redemption date, the holders of a majority of the then outstanding shares of Series B shall be entitled to elect, on behalf of each holder of Series B, to convert each share’s Redemption Price into Common Stock based on the Conversion Price.

     (d)  Rights Following Redemption. If notice of redemption shall have been duly given as provided in Section 9(b), and if, on the redemption date, funds necessary for such redemption have been deposited in trust with a bank or trust company, or have been set aside, in trust, by the Corporation, for the purpose of redeeming shares of the Series B, the shares of the Series B called for redemption shall, as of the close of business on the redemption date, no longer be transferable on the books of the Corporation and shall no longer be deemed to be outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares so called for redemption shall terminate, except only the right of the holders thereof to receive the Redemption Price, without interest thereon, upon surrender of the certificates for such shares.

     (e)  Remaining Outstanding. Notwithstanding anything in Section 9(a) to the contrary, the holders of a majority of the then outstanding shares of Series B shall be entitled to elect, on behalf of each holder of Series B, to not have the Series B redeemed pursuant to this Section 9, by sending written notice to the Corporation of such request not less than five business days prior to the redemption date. Such election shall be irrevocable once made; provided, that the provisions of this Section 9 shall still apply in the event of a subsequent mandatory redemption.

     (f)  Insufficient Funds. Subject to the rights of series of preferred stock which may from time to time come into existence, if funds of the Corporation legally available for redemption of shares of Series B on the redemption date are insufficient to redeem all shares of Series B, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares. Subject to the rights of series of preferred stock which may from time to time come into existence, at any time thereafter when additional funds of the Corporation become legally available for the redemption of shares of Series B, such funds will immediately be used to redeem the balance of the shares ratably among the holders of such shares. For clarification purposes only, failure by the Corporation to redeem all shares of Series B on the redemption date shall constitute a Payment Default pursuant to Section 2(c)(i).

     (g)  Escheat. In case any holder of shares of the Series B which shall have been redeemed shall not, within three years of the date of redemption thereof, claim the amount deposited in trust for the redemption of such shares, the bank or trust company with which such funds were deposited, upon request of the Corporation, shall pay over to the Corporation such unclaimed amount and shall thereupon be relieved of all responsibility in respect thereof. The Corporation shall not be required to hold the amount so paid over to it, or any amount theretofore set aside by it, in trust after such three-year period, separate and apart from its other funds, and thereafter the holders of such shares of the Series B shall look only to the Corporation for payment of the Redemption Price thereof, without interest. All liability of the Corporation to any holder of shares of the Series B for payment of the Redemption Price for shares of the Series B called for redemption shall cease and terminate as of the close of business on the fourth anniversary of the redemption date for such shares.

     (h)  Cancellation of Shares. Shares of the Series B redeemed pursuant to this Section 9 shall be canceled by the Corporation and thereafter shall be authorized and unissued shares of preferred stock, undesignated as to series, subject to reissuance by the Corporation as shares of any series of preferred stock other than the Series B.

SECTION 10. LIQUIDATION.

     (a)  Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (hereinafter collectively called “liquidation”), before any amount shall be paid to or set aside for, or any assets shall be distributed among, the holders of shares of Series A, Series A-1, Common Stock or of any other equity security of the Corporation subordinate to the Series B as provided in Section 3 hereof, each holder of a share of the Series B shall be entitled to receive out of the assets of the Corporation or the proceeds thereof, the higher of (i) a preferential payment in an amount equal to the Liquidation Preference thereof, and (ii) the value of the Common Stock issuable upon conversion of the Series B had all of the outstanding Series B been converted immediately prior to liquidation.

     (b)  Proportional Rights. In the event the amount available for distribution as liquidation preference payments to holders of the Series B and any other stock ranking on a parity therewith is insufficient to pay the full amount of their respective preferences, such amount shall be divided among and paid to such holders ratably in proportion to the respective amounts which would be payable to such holders if their respective liquidation preferences were to be paid in full.

     (c)  Insufficient Funds. In the event any liquidation preference payment to be made on the shares of the Series B shall amount in the aggregate to less than the Liquidation Preference thereof, the Corporation in its discretion may require the surrender of certificates for shares of the Series B and issue a replacement certificate or certificates, or it may require the certificates evidencing the shares in respect of which such payments are to be made to be presented to the Corporation, or its agent, for notation thereon of the amounts of the liquidation preference payments made in respect of such shares. In the event a certificate for shares of the Series B on which payment of one or more partial liquidation preferences has been made is presented for exchange or transfer shall bear an appropriate notation as to the aggregate amount of liquidation preference payments theretofore made in respect thereof.

     (d)  Merger or Sale. Neither the consolidation or merger of the Corporation into or with any other entity or entities (whether or not the Corporation is the surviving entity), nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation nor any other form of recapitalization or reorganization affecting the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of this Section 10.

SECTION 11. REPLACEMENT CERTIFICATES.

     (a)  Mutilated Certificate. If any mutilated certificate of Series B is surrendered to the Corporation, the Corporation shall execute and deliver in exchange therefor a new certificate for Series B of like tenor and principal amount, bearing a number not contemporaneously outstanding.

     (b)  Destroyed, Lost or Stolen Certificate. If there is delivered to the Corporation (i) evidence to its reasonable satisfaction of the destruction, loss or theft of any certificate of Series B and (ii) such reasonable security or indemnity as may be required by it to save it harmless, then, in the absence of notice to the Corporation that such certificate of Series B has been acquired by a bona fide purchaser, the Corporation shall execute and deliver in lieu of any such destroyed, lost or stolen certificate of Series B, a new certificate of Series B of like tenor and principal amount and bearing a number not contemporaneously outstanding.

     (c)  Status of New Certificate. Upon the issuance of any new certificate of Series B under this Section 11, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. Every new certificate of Series B issued pursuant to this Section 11 in lieu of any destroyed, lost or stolen certificate of Series B, shall constitute an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen certificate of Series B shall be at any time enforceable by anyone. Any new certificate for Series B delivered pursuant to this Section 11 shall be so dated that neither gain nor loss in interest shall result from such exchange. The provisions of this Section 11 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen certificate of Series B.

     SECTION 12. AMENDMENT AND WAIVER. No amendment, modification or waiver shall be binding or effective with respect to any provision of Sections 1 to 13 hereof without the prior written consent of the holders of a majority of the shares of Series B outstanding at the time such action is taken.

     SECTION 13. NOTICES. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder’s address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).